Exhibit 12.1

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended June 30, 2005
(in thousands)

Net income from continuing operations	$124,662
Income taxes	87,493
Fixed charges (including securitization certificates)	107,944
Total	$320,099 =======

Interest expense	$85,502
Interest component of rentals	22,442
Total	$107,944 ======

Ratio of earnings to fixed charges	2.97 ======

Exhibit 12.2

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
Twelve Months Ended June 30, 2005
(in thousands)

Net income from continuing operations	$124,662
Income taxes	87,493
Fixed charges (including securitization certificates)	107,944
Total	$320,099 =======

Interest expense	$85,502
Interest component of rentals	22,442
Subtotal	107,944
Preferred stock dividend requirements	3,336
Total	$111,280 ======

Ratio of earnings to fixed charges	2.88 =====